UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated September 6, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: Sepember 6, 2012

BluePhoenix Solutions Reports Second Quarter 2012 Results

Q2 Revenues of $4.2 million, a 17.7% improvement over Q1.

HERZLIYA, Israel — September 6, 2012 — BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced financial results for the second quarter of 2012.  Revenues for the first quarter of 2012 were $4.2 million compared to $3.6 million in the previous quarter, and compared to $7.0 million in the second quarter of 2011.

Net loss on a non-GAAP basis for the second quarter of 2012 was $(1.2) million or $(0.18) per diluted share, compared to non-GAAP net loss of $(1.8) million or $(0.28) per diluted share in the previous quarter, and compared to a non-GAAP net income of $1.3 million or $0.21 per diluted share in the second quarter of 2011.

On a GAAP basis for the second quarter of 2012 the net loss was $(4.1) million or $(0.62) per diluted share, compared to net loss of $(3.2) million or $(0.50) per diluted share in the previous quarter, and compared to net loss of $(3.7) million or $(0.60) per share for the second quarter of 2011.

Matt Bell, CEO of BluePhoenix said “We are proud the company increased revenue 17.7% from Q1 to Q2, is nearly debt free, and in control of our balance sheet and future.  While these results are not where we need to be, they have given a significant boost to the condition of the company and brightened our prospects for continued progress”.

Non-GAAP Results (in thousands US$)	Q2 2012	Q1/2012**	Q2/2011**
Sales	4,237	3,600	6,987
Operating profit (loss)	(791)	(1,971)	1,558
Net (Loss) Income	(1,171)	(1,814)	1,324
Earnings (Loss) per share, diluted*	(0.18)	(0.28)	0.21

GAAP Results (in thousands US$)	Q2 2012	Q1/2012	Q2 2011
Sales	4,237	3,600	6,987
Operating loss	(1,301)	(3,216)	(3,234)
Net loss	(4,108)	(3,249)	(3,650)
Loss per share, diluted*	(0.62)	(0.50)	(0.60)

Notes:

*On December 28, 2011 the company performed a one-for-four reverse split of its outstanding shares.

** During Q2 2012, we completed the sale of our 51% share holdings in Liacom Systems Ltd and the sale of our holdings in BluePhoenix Knowledge Management Systems Ltd.
The results are presented after reclassification of Liacom Ltd. as discontinued operation.

At present, following the completion of the sale of AppBuilder business, an amount of $2 million is held in escrow accounts to secure certain company obligations under the sale agreement.

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including non-GAAP operating income and non-GAAP net income. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets;
•	Goodwill impairment
•	Stock-based compensation;

•	One time expenses related to cost saving plan and one time charges;
•	Revaluation of warrants and discount amortization; and
•	A profit related to sale of subsidiaries and AppBuilder business.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP."

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy IT modernization conversion solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 9 offices in the USA, UK, Italy, Romania, Russia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Nir Peles
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011*	2012	2011*
	Unaudited		Unaudited

Revenues	$4,237	$6,987	$7,837	$14,197

Cost of revenues	2,702	5,302	6,298	11,277
Gross profit	1,535	1,685	1,539	2,920

Research and development costs	425	1,205	916	2,356

Selling, general and administrative expenses	2,567	3,714	5,385	7,788

Gain on sales of subsidiaries and Appbuilder	(156)	-	(245)	-

Total operating expenses	2,836	4,919	6,056	10,144

Operating loss	(1,301)	(3,234)	(4,517)	(7,224)

Financial expenses, net	1,958	165	2,494	392

Other income	-	-	(580)	-
Loss before taxes	(3,259)	(3,399)	(6,431)	(7,616)

Taxes on income	61	(85)	147	56
Net loss from continued operation	(3,320)	(3,314)	(6,578)	(7,672)

Net loss from discontinued operation	703	242	638	191
Net loss	(4,023)	(3,556)	(7,216)	(7,863)

Net result attributable to noncontrolling interests	85	94	141	29
Loss attributed to BluePhoenix shareholders	$(4,108)	$(3,650)	$(7,357)	$(7,892)

Loss per share:

From continued operation- basic and diluted	$(0.52)	$(0.56)	$(1.03)	$(1.27)

From discontinued operation- basic and diluted	$(0.10)	$(0.04)	$(0.10)	$(0.03)

Attritubed to the shareholders	$(0.62)	$(0.60)	$(1.13)	$(1.30)

Shares used in per share calculation:
Basic and diluted**	6,600	6,114	6,520	6,064

* Presented after reclassification of Liacom Ltd. as discontinued operation.

** On December 28, 2011 the company performed a one-for-four reverse split of its outstanding shares.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited		Unaudited

GAAP Gross Profit	$1,535	$1,685	$1,539	$2,920

Amortization of intangible assets	385	1,037	948	2,064
Expenses related to cost saving plan and one time charges	-	1,684	36	3,323
Non-GAAP gross profit	$1,920	$4,406	$2,523	$8,307

GAAP operating loss	$(1,301)	$(3,234)	$(4,517)	$(7,224)

Amortization of intangible assets	385	1,037	948	2,064
Expenses related to cost saving plan and one time charges	-	3,491	87	6,905
Stock-based compensation	281	264	965	642
Gain on sales of subsidiaries and Appbuilder	(156)	-	(245)	-
Non-GAAP operating income (loss)	$(791)	$1,558	$(2,762)	$2,387

GAAP Net loss attributable to BluePhoenix	$(4,108)	$(3,650)	$(7,357)	$(7,892)

Amortization of intangible assets	385	1,037	948	2,064
Expenses related to cost saving plan and one time charges	-	3,491	87	6,905
Stock-based compensation	281	264	965	642
Gain on sales of subsidiaries and Appbuilder	(156)	-	(245)	-
Revaluation of derivatives and discount amortization	1,724	(60)	1,979	(257)
Net loss from discontinued operation	703	242	638	191
Non-GAAP Net income (loss) attributable to BluePhoenix	$(1,171)	$1,324	$(2,985)	$1,653

Shares used in diluted earnings per share calculation	6,600	6,180	6,520	6,130

Non - GAAP Diluted Earnings per share	$(0.18)	$0.21	$(0.46)	$0.27

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2012	2011
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$2,192	$3,997
Restricted cash	79	-
Trade accounts receivable, net	3,039	7,675
Other current assets	806	1,041
Total Current Assets	6,116	12,713

Non-Current Assets:

Restricted cash	-	3,428
Property and equipment, net	696	1,021
Goodwill	12,501	14,238
Intangible assets and other, net	1,072	3,000
Total Non-Current Assets	14,269	21,687

TOTAL ASSETS	$20,385	$34,400

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$392	$6,983
Convertible note	558	-
Trade accounts payable	1,829	3,403
Deferred revenues	847	739
Other current liabilities	986	3,272
Total Current Liabilities	4,612	14,397

Non-Current Liabilities

Accrued severance pay, net	407	410
Loans from banks and others	338	3,945
Convertible note	6,639	-
Derivative liabilities - Warrants	54	53
Total Non-Current Liabilities	7,438	4,408

Total Equity	8,335	15,595
TOTAL LIABILITIES AND EQUITY	$20,385	$34,400

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011*	2012	2011
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,023)	$(3,556)	$(7,216)	$(7,863)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	506	1,187	1,200	2,367
Decrease in accrued severance pay, net	15	(227)	(34)	(556)
Stock–based compensation	281	264	965	642
Change in fair value of derivatives and discount amortization	1,724	(60)	1,979	(257)
Gain on sales of subsidiaries and Appbuilder	550	-	462	-
Loss on sale of property and equipment	-	-	12	-
Long term receivable	-	7	-	13
Changes in operating assets and liabilities:
Decrease in trade receivables	366	1,452	710	5,091
Increase in other current assets	(33)	(168)	(885)	(371)
Increase in trade payables	(337)	(1,046)	(695)	(944)
Increase in other current liabilities and deferred revenues	(465)	(754)	(193)	(564)
Net cash used in operating activities	(1,416)	(2,901)	(3,695)	(2,442)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	3,349	-	4,031	-
Purchase of property and equipment	(15)	(38)	(60)	(141)
Proceeds from sale of property and equipment	-	-	41	-
Additional consideration of previously acquired subsidiaries	-	-	-	(1,163)
Proceeds from sales of subsidiaries and Appbuilder	2,499	-	2,849	-
Net cash provided by (used) in investing activities	5,833	(38)	6,861	(1,304)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit and convertible notes, net	(6,641)	(2,333)	(6,641)	(4,868)
Issuance of shares and loan	-	5,000	-	5,000
Receipt of long term loans	5,157	-	5,157	-
Repayment of long-term loans	(2,821)	(426)	(3,487)	(426)
Dividend paid to noncontrolling interest	-	(141)	-	(141)
Net cash provided by (used in) financing activities	(4,305)	2,100	(4,971)	(435)

NET CASH INCREASE (DECREASE) FROM CONTINUED OPERATION	112	(839)	(1,805)	(4,181)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,080	8,953	3,997	12,295
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,192	$8,114	$2,192	$8,114